                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                         (Amendment No.    7    )
                                       ---------

                              Amax Gold Inc.
---------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 02312010
         --------------------------------------------------------
                              (CUSIP Number)

                              Philip C. Wolf
                          Senior Vice President,
                       General Counsel and Secretary
                       Cyprus Amax Minerals Company
                         9100 East Mineral Circle
                        Englewood, Colorado  80112
                             Denver, CO  80112
                              (303) 643-5000
--------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            September 29, 1995
         --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                            Page 1 of 24 pages
CUSIP No.  02312010                                 Page 2 of 24 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cyprus Amax Minerals Company                           36-2684040

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00; WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    30,898,519  See Item 5.

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    30,898,519  See Item 5.

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,212,228

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 56.6%, based upon 87,950,062 shares of Common Stock outstanding at September 21, 1995 and giving effect to the issuance of 12,099,213 shares, 8,318,673 shares and 879,500 shares of Common Stock as described in Item 4.

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  02312010                                 Page 3 of 24 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amax Energy Inc.                                       36-2684040

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,313,709

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 35.6%, based upon 87,950,062 shares of Common Stock outstanding at September 21, 1995.

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  02312010                                 Page 4 of 24 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cyprus Amax Coal Company                               36-3081314

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,313,709

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 35.6%, based upon 87,950,062 shares of Common Stock outstanding at September 21, 1995.

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  02312010                                 Page 5 of 24 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amax Coal Company                                      36-2684040

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,313,709

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 35.6%, based upon 87,950,062 shares of Common Stock outstanding at September 21, 1995.

14   TYPE OF REPORTING PERSON*

     CO

          The undersigned hereby amends the following items, exhibits or other portions of its Schedule 13D as set forth below:

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

          Item 4 is further amended by the addition of the following:

          Cyprus Amax gave written notification to the Issuer that as of September 29, 1995, it would exercise its option to purchase the remaining 8,318,673 shares of the 14,919,806 shares of the Issuer's Common Stock issuable pursuant to Section 6.01 of the DOCLOC II Agreement at a price of $5.362 per share. The issuance of the 8,318,673 shares of Common Stock to Cyprus Amax increased Cyprus Amax's direct and indirect record ownership of shares of Common Stock of the Issuer from approximately 46.5% to approximately 51.1% (based on 87,950,062 shares of Common Stock outstanding as of September 21,
1995) but did not change Cyprus Amax's beneficial ownership.

          Additionally, Cyprus Amax and the Issuer entered into an Agreement Regarding Stock Issuance, dated September 29, 1995 (the "Stock Issuance Agreement"), whereby the Issuer may fund its obligations to Cyprus Amax with respect to existing and future transactions through the issuance of up to 879,500 shares of Common Stock. Of such 879,500 shares of Common Stock, the Issuer issued 128,042 shares to Cyprus Amax on September 29, 1995 pursuant to the Stock Issuance Agreement as payment for $835,473 due Cyprus Amax under the DOCLOC II Agreement. As a result of the issuance of the 128,042 shares of Common Stock, Cyprus Amax's direct and indirect record ownership of shares of Common Stock increased from approximately 51.1% to approximately 51.2% and Cyprus beneficial ownership increased from approximately 56.6% to approximately 57.0%.

          As a result of these transactions, approximately $45.4 million of principal and interest under the DOCLOC II Agreement is deemed repaid, and the commitment under the DOCLOC II Agreement is reduced to zero.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          The first, second and fifth paragraphs added by Amendment No. 5 to Schedule 13D to Item 5 are amended and restated in their entirety as follows:

          (a), (b), (d) After giving effect to dividend reinvestment programs, Amax Coal Company holds 31,313,709 shares of Common Stock of the Issuer, representing approximately 36.5% of the outstanding shares of Common Stock of the Issuer (based on 87,950,062 shares of Common Stock outstanding as of September 21, 1995).


                          Page 6 of 24 pages
          (a) Cyprus Amax beneficially owns 62,212,228 shares of Common Stock of the Issuer (including the right to acquire 12,099,213 shares under the terms of the DOCLOC Agreement and the remaining 751,458 shares of the 879,500 shares under the Stock Issuance Agreement), representing approximately 57% of the outstanding shares of Common Stock of Issuer (after giving effect to the issuance of the aforementioned 12,099,213 shares and 879,500 shares to Cyprus Amax and based on the 87,950,062 shares of Common Stock outstanding as of September 21, 1995).

          (b), (d) Cyprus Amax has the sole power to vote and direct the vote, and sole power to dispose or direct the disposition of, an aggregate of 30,898,519 shares, including the 12,099,213 shares of Common Stock which it has the right to acquire pursuant to the DOCLOC Agreement and the 751,458 shares of Common Stock which it has the right to acquire pursuant to the Stock Issuance Agreement.

          Item 5 is further amended by the addition of the following:

          (a), (c) On September 22, 1995, Gerald J. Malys, Allen Born, and Rockwell A. Schnabel each acquired 160 shares of Common Stock of the Issuer pursuant to the Issuer's Directors Deferred Compensation Plan. The fair market value of the Common Stock on September 22, 1995 was $6.25. On September 29, 1995, Messrs. Malys, Born, and Schnabel each acquired 416.67 shares of Common Stock of the Issuer pursuant to the Issuer's Directors Stock Plan. The fair market value of the Common Stock on September 29, 1995 was $6.00 per share. To the best of the knowledge of the reporting persons, there have been no other transactions in the Common Stock during the past 60 days by Cyprus Amax, Amax Energy Inc., Cyprus Amax Coal Industries, Inc., or Amax Coal Company, or the persons listed on Schedule I hereto.


                          Page 7 of 24 pages
                               SIGNATURE
                               ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information as set forth in this Amendment is true, complete and correct.


                                   CYPRUS AMAX MINERALS COMPANY


                                   By: /s/ DALE E. HUFFMAN
                                      --------------------------------
                                      Name:  Dale E. Huffman
                                      Title:  Assistant Secretary


                                   AMAX ENERGY INC.


                                   By: /s/ DALE E. HUFFMAN
                                      --------------------------------
                                      Name:  Dale E. Huffman
                                      Title:  Assistant Secretary


                                   CYPRUS AMAX COAL COMPANY


                                   By: /s/ DALE E. HUFFMAN
                                      --------------------------------
                                      Name:  Dale E. Huffman
                                      Title:  Assistant Secretary


                                   AMAX COAL COMPANY


                                   By: /s/ DALE E. HUFFMAN
                                      --------------------------------
                                      Name:  Dale E. Huffman
                                      Title:  Assistant Secretary


Dated:  October 5, 1995

                          Page 8 of 24 pages
ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          (10) Press Release dated September 29, 1995.

          (11) Agreement Regarding Stock Issuance, dated September 29, 1995, between Cyprus Amax and Issuer.


                          Page 9 of 24 pages
                              SCHEDULE I

          NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
         DIRECTOR AND OFFICER OF CYPRUS AMAX MINERALS COMPANY

Name and
Business Address                                  Principal Occupation                              Citizenship/1/
----------------                                  --------------------                              --------------
Milton H. Ward                                    Co-Chairman of the Board,
9100 East Mineral Circle                          Chief Executive Officer
Englewood, Colorado  80112                        and President

Allen Born                                        Co-Chairman of the Board
Alumax Inc.
5655 Peachtree Parkway
Norcross, Georgia  30092-2812

Linda G. Alvarado                                 President and Chief Executive Officer
Alvarado Construction Inc.
1266 Santa Fe Drive
P.O. Box 4366
Denver, Colorado  80204

George S. Ansell                                  President
Colorado School of Mines
1500 Illinois Avenue
Golden, Colorado  80401

William C. Bousquette                             Senior Vice President and Chief
Texaco Inc.                                       Financial Officer
2000 Westchester Avenue
White Plains, New York  10650

Thomas V. Falkie                                  President
Berwind Natural Resources Company
1500 Market Street
3000 Centre Square West
Philadelphia, Pennsylvania  19102

Michael A. Morphy                                 Independent Businessman
MorMarketing
115 W. California Blvd. #403
Pasadena, California  91105

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 10 of 24 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
----------------                                  --------------------                              -----------
Rockwell A. Schnabel                              Independent Businessman
Trident Capital, L.P.
355 S. Grand Avenue
Suite 4295
Los Angeles, California  90071

James A. Todd, Jr.                                Chairman and Chief Executive Officer
Birmingham Steel Corporation
1000 Urban Center Parkway
Suite 300
Birmingham, Alabama  35242

Billie B. Turner                                  Chairman
IMC Fertilizer Group, Inc.
2100 Sanders Road
Northbrook, Illinois  60062

Ann Maynard Gray                                  President
Diversified Publishing Group
Capital Cities/ABC, Inc.
77 West 66th Street
16th Floor
New York, New York  10023

James C. Huntington, Jr.                          Independent Businessman
613 Twin Pine Road
Pittsburgh, Pennsylvania  15215

Theodore M. Solso                                 Executive Vice President -- Operations
Cummins Engine Company, Inc.
500 Jackson Street
Columbia, Indiana  47201

John Hoyt Stookey                                 Chairman
Quantum Chemical Company
410 Park Avenue
New York, New York  10022

Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer
Englewood, Colorado  80112-3299

Garold R. Spindler                                Senior Vice President, Coal
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Jeffrey G. Clevenger                              Senior Vice President, Copper
1501 W. Fountainhead Pkwy., Suite 290
Tempe, Arizona  85282

                          Page 11 of 24 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
----------------                                  --------------------                              -----------
David H. Watkins                                  Senior Vice President, Exploration
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Philip C. Wolf                                    Senior Vice President, General
9100 E. Mineral Circle                            Counsel and Secretary
Englewood, Colorado  80112-3299

Francis J. Kane                                   Vice President, Investor Relations and
9100 East Mineral Circle                          Treasurer
Englewood, Colorado  80112-3299

John Taraba                                       Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Farokh S. Hakimi                                  Director, Finance
9100 East Mineral Circle
Englewood, Colorado  80112-3299

J. David Flemming                                 Director of Tax
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Robin J. Hickson                                  Vice President, Engineering and
1501 W. Fountainhead Pkwy.                        Development
Suite 290
Tempe, Arizona  85282

Dale E. Huffman                                   Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

                             Page 12 of 18
          NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
           DIRECTOR AND OFFICER OF CYPRUS AMAX COAL COMPANY


Name and
Business Address                                  Principal Occupation                              Citizenship/1/
----------------                                  --------------------                              --------------
Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer of Cyprus Amax
Englewood, Colorado  80112-3299                   Minerals Company

Garold R. Spindler                                Senior Vice President, Coal of Cyprus
9100 East Mineral Circle                          Amax Minerals Company
Englewood, Colorado  80112-3299

W. Mark Hart                                      Senior Vice President, Eastern
9100 East Mineral Circle                          Operations
Englewood, Colorado  80112-3299

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299                   Amax Minerals Company

Randall J. Scott                                  Senior Vice President, Western
9100 East Mineral Circle                          Operations
Englewood, Colorado  80112-3299

Nicholas P. Moros                                 Senior Vice President, Sales and
9100 East Mineral Circle                          Marketing
Englewood, Colorado  80112-3299

Chris L. Crowl                                    Vice President
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Francis J. Kane                                   Vice President, Investor Relations
9100 East Mineral Circle                          and Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

Frank J. Wood                                     Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Farokh S. Hakimi                                  Director, Finance of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 13 of 24 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
----------------                                  --------------------                              -----------
J. David Flemming                                 Director of Tax of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

Morris W. Kegley                                  Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Dale E. Huffman                                   Attorney and Assistant Secretary,
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Greg A. Walker                                    Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Richard D. Mills                                  Senior Vice President, Development
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Peter J. Bethell                                  Vice President, Allied Resources
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Vincent J. Calarco, Jr.                           Vice President, International Business
9100 E. Mineral Circle                            Development
Englewood, Colorado  80112-3299

Sue E. Chetlin                                    Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

                          Page 14 of 24 pages
          NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
               DIRECTOR AND OFFICER OF AMAX COAL COMPANY

Name and
Business Address                                  Principal Occupation                              Citizenship/1/
----------------                                  --------------------                              --------------
Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer of Cyprus Amax
Englewood, Colorado  80112-3299                   Minerals Company

Garold R. Spindler                                Senior Vice President, Coal of Cyprus
9100 East Mineral Circle                          Amax Minerals Company
Englewood, Colorado  80112-3299

W. Mark Hart                                      Senior Vice President, Eastern
9100 East Mineral Circle                          Operations of Cyprus Amax Coal
Englewood, Colorado  80112-3299                   Company

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299                   Amax Minerals Company

Nicholas P. Moros                                 Senior Vice President, Sales and
9100 East Mineral Circle                          Marketing of Cyprus Amax Coal
Englewood, Colorado  80112-3299                   Company

Donald J. Drabant                                 Vice President, Eastern Sales and
400 Techne Center Drive, Suite 320                Marketing of Cyprus Amax Coal Sales
Milford, Ohio  45150                              Corporation

Francis J. Kane                                   Vice President, Investor Relations and
9100 East Mineral Circle                          Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

Frank J. Wood                                     Vice President and Controller of
9100 East Mineral Circle                          Cyprus Amax Coal Company
Englewood, Colorado  80112-3299

Farokh S. Hakimi                                  Director, Finance of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                                 Director of Tax of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 15 of 24 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
----------------                                  --------------------                              -----------
Morris W. Kegley                                  Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Dale E. Huffman                                   Attorney and Assistant Secretary,
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Greg A. Walker                                    Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

George E. Vajda                                   Vice President
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Author T. Palm                                    Vice President and General Manager
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Jerry R. Kempf                                    Vice President and General Manager
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

George E. Vajda                                   Vice President, Sales and
9100 E. Mineral Circle                            Marketing
Englewood, Colorado  80112-3299

Sue E. Chetlin                                    Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Sharon J. Fetherhuff                               Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

                          Page 16 of 24 pages
             NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
             EACH DIRECTOR AND OFFICER OF AMAX ENERGY INC.


Name and
Business Address                                  Principal Occupation                              Citizenship/1/
----------------                                  --------------------                              --------------
Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer of
Englewood, Colorado  80112-3299                   Cyprus Amax Minerals Company

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299                   Amax Minerals Company

Francis J. Kane                                   Vice President, Investor Relations and
9100 East Mineral Circle                          Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

John Taraba                                       Vice President and Controller of
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                                 Director of Tax of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                                   Attorney and Assistant Secretary,
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Sharon J Fetherhuff                               Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 17 of 24 pages
                             EXHIBIT INDEX

                                                                  Page
                                                                  ----

(10) Press Release dated September 29, 1995.                        19

(11) Agreement Regarding Stock Issuance, dated September 29,
     1995, between Cyprus Amax and the Issuer.                      20



                          Page 18 of 24 pages